UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: June 30, 2009
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FORM 12b-25
SEC FILE NUMBER
000-33215
NOTIFICATION OF LATE FILING
CUSIP NUMBER
74316X 101

(Check One): ☒ Form 10-K ☐ Form 20-F	☐ Form 11-K ☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

[	] Transition Report on Form 10-K
[	] Transition Report on Form 20-F
[	] Transition Report on Form 11-K
[	] Transition Report on Form 10-Q
[	] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Profire Energy, Inc.

Full Name of Registrant

The Flooring Zone, Inc.

Former Name if Applicable

1245 Brickyard Road, Suite 590

Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah 84106

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The annual report of the registrant on Form 10-K could not be timely filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within fifteen calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew Limpert	801	433-2000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that during the fiscal year ended March 31, 2009 total revenues will have increased approximately 44% compared to the fiscal year ended March 31, 2008. This increase was primarily attributable to our efforts to expand our operations through the hiring of additional sales staff and to expand our geographical sales area.

The Company believes that cost of sales will have increased approximately 26% during the twelve months ended March 31, 2009. This increase in cost of sales is attributable to our increased product sales.

The Company expects to realize income from operations during fiscal 2009 of approximately $1.3 million compared to income from operations of approximately $412 thousand during fiscal 2008. This increase in income from operations during fiscal 2009 is largely attributable to the increase in revenue.

The Company anticipates realizing net income of approximately $875 thousand during the fiscal year ended March 31, 2009 compared to net income of $314 thousand during the fiscal year ended March 31, 2008. The Company anticipates net income per share of approximately $0.02 for the 2009 fiscal year compared to a net income of $0.01 per share during the 2008 fiscal year.

Profire Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2009	By	/s/ Andrew Limpert
Andrew Limpert, Chief Financial Officer